SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni links its financial instruments to the United Nations Sustainable Development Goals – 10 December 2020;
•	Eni: Giuseppe Ricci appointed as Energy Evolution Chief Operating Officer – 11 December 2020;
•	Eni adopts the new Corporate Governance Code and appoints the new Secretary of the Board – 23 December 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: December 31, 2020

Eni links its financial instruments to the United Nations Sustainable Development Goals

San Donato Milanese (MI), 10 December 2020 – Eni S.p.A. (“Eni” or the “Company”) signed sustainable financial agreements with leading banks for a total amount of Euro 4.35 billion linked to the achievement of the United Nations Sustainable Development Goals (SDGs). The amendments concerned Eni's existing financial agreements, which consist of Euro 1.5 billion of loans, Euro 2.4 billion of committed credit lines and Euro 450 million of derivatives to hedge interest rate risk.

The contractual amendments transformed the loans and credit lines into “Sustainability Linked Loan”, and the derivatives for hedging the interest rate risk into “SDG linked Interest Rate Swaps” in compliance with the Sustainability Linked Loan Principles. The elements of sustainability were introduced through a bonus / malus mechanism associated with a specific sustainability performance objective linked to the Sustainable Development Goals, and in particular to SDG 7 "Affordable and clean energy" and to SDG 13 “Climate action”.

This important result is part of Eni’s broader transition strategy which also involves sustainable finance and a focus on achieving the commitments that the Company has undertaken as part of the CFO Taskforce for the SDGs of the United Nations Global Compact. Eni CEO, Claudio Descalzi, commented “We have made a further and important step in our energy transition path. Linking our financial instruments to the United Nations Sustainable Development Goals represents a strong and concrete commitment, through which we want to convey to the market and our stakeholders the absolute rigor and irreversibility of our sustainable evolution towards decarbonisation.”

Eni was supported by several banks, among which Banco Bilbao Vizcaya Argentaria S.A., Barclays, BNL gruppo BNP Paribas, BofA Securities, Crédit Agricole Corporate and Investment Bank, HSBC, Intesa Sanpaolo S.p.A., Mediobanca, Santander CIB, SMBC, UBI Banca S.p.A., and UniCredit S.p.A..

Additional information on the Eni’s sustainability strategy and commitment for the SDGs is available to the public on the Eni website, at https://www.eni.com/en-IT/just-transition.html

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Giuseppe Ricci appointed as Energy Evolution Chief Operating Officer

Rome, 11 December 2020 - Eni announces that Massimo Mondazzi, current Energy Evolution Chief Operating Officer, will leave the Company starting from the 1st January 2021. The current Deputy COO, Giuseppe Ricci, will be the new Energy Evolution Chief Operating Officer. At the same time, Massimo Mondazzi will be appointed to the Board of Directors of Fondazione Eni Enrico Mattei.

Eni Ceo, Claudio Descalzi, commented: “I would like to thank Massimo for his great contribution to Eni over the years, assuming key roles within the Company. I’m confident that Giuseppe will do an excellent job thanks to the extensive experience he has acquired in strategic fields like the circular economy, downstream, Health, Safety and Environment”.

Massimo Mondazzi commented: “I would like to thank the Board of Directors, the Board of Statutory Auditors and Claudio, in particular, for the professional experiences that I’ve had during these years of Eni’s development and transformation. I would also like to give my thanks and best wishes to all my colleagues for their dedication and enthusiasm.”

Giuseppe Ricci’s biography is available on Eni’s website via the following link https://www.eni.com/en-IT/about-us/our-management/biographies.html/giuseppe-ricci.

Eni Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821

ufficio.stampa@eni.com segreteriasocietaria.azionisti@eni.com investor.relations@eni.com

Website: www.eni.com

Eni adopts the new Corporate Governance Code and appoints the new Secretary of the Board

Rome, 23 December 2020 - The Board of Directors adopted today the new Corporate Governance Code, approved by the Italian Corporate Governance Committee in January 2020. Eni will apply the new Code starting from January 2021. At the same meeting the Board of Directors appointed the Director Integrated Compliance, Luca Franceschini, as new Secretary of the Board of Directors with effect from January 1° 2021, replacing Roberto Ulissi, who resigns from the position, holding his role as Corporate Affairs and Governance Director.

The BoD wishes to express its sincere thanks to Roberto Ulissi for the work he has done over almost 15 years, with professionalism, competence and dedication.

Luca Franceschini’s curriculum is available on the Company’s website.

Eni Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821 ufficio.stampa@eni.com segreteriasocietaria.azionisti@eni.com investor.relations@eni.com

Website: www.eni.com